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                                                                    EXHIBIT 99.2


                 OLICOM REDUCES EXPECTATIONS FOR FULL YEAR 1999

COPENHAGEN, DENMARK AND DALLAS, USA, MAY 27, 1999 - Olicom A/S (Nasdaq NMS:
OLCMF), reduces expectations for full year 1999.

Based on the continuing weakening of the Token-Ring market, which particularly in the North America has been significantly worse than previously expected by the Company and market analysts, it is now considered unlikely that Olicom will be able to achieve its previously announced financial targets for 1999. Achievement of these goals were predicated, in addition to a more stable development of the Token-Ring market, on the Company's ability to penetrate the Fast Ethernet switching market, the successful establishment of strategic alliances, and on Olicom's continued leadership in Token-Ring. At this stage, it is premature to comment on the Company's ability to penetrate the Fast Ethernet market in 1999, since Olicom's suite of Fast Ethernet products, which was introduced in March, is not expected to impact revenue before the second half of 1999.

On this basis, Olicom has further intensified its efforts to establish strategic alliances and partnerships. With the previously announced acquisition of a majority holding in Digianswer, the Company's strategic position has been significantly strengthened. Amongst Digianswer's core competencies are the development and implementation of the new Bluetooth technology for wireless communication, which is regarded as a future growth opportunity.

For full year 1999, the Company now expects that revenue will be below that reported for 1998. As a consequence of the uncertainty regarding the development of the Token-Ring market and the other above-mentioned factors, Olicom is presently unable to provide further details on its financial outlook for the current year.

                                    - more -

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OLICOM BACKGROUND

Olicom, a leading global supplier of high-performance data networking solutions, designs, develops, manufactures, and markets its products for large, geographically dispersed enterprises. It specializes in providing campus network connectivity solutions, advanced technical support services and ClearStepSM evolution strategies for networks in transition. The Company's products are distributed worldwide by a network of strategic partners and resellers. More information on Olicom is available from the Company's SEC filings or by contacting the Company directly. See Olicom news, product, and service information on its Web site at http://www.olicom.com.

Olicom is a registered trademark. ClearStep is a service mark of Olicom A/S. All other brand and product names are registered trademarks of their respective holders.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements, involving risks and uncertainties that may cause actual results to differ materially. Among the factors that could cause results to differ are uncertain market conditions, overall demand levels for networking solution products, the timely development of new products, intense competition in the networking industry and the Company's ability to execute strategies efficiently and effectively. Further information may be found in Olicom's periodic filings with the US Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company's business that could cause actual results to materially differ from those contained in the forward-looking statements.

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